UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        HEADWAY CORPORATE RESOURCES, INC.
                        ---------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    422101105
                                -----------------
                                 (CUSIP Number)

                               James E. Kaye, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 14, 2003
                        ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 422101105                                           Page 2 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE CAPITAL MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                             a.  [ ]
                                             b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  New York

                          7          Sole Voting Power
  Number of                             0
Common Shares
 Beneficially             8          Shared Voting Power
  Owned By                              6,616,665
    Each
  Reporting               9          Sole Dispositive Power
    Person                              0
    With
                          10         Shared Dispositive Power
                                        6,616,665

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  6,616,665

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Common Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)

                  33.45%

14       Type of Reporting Person (See Instructions)

                  OO, IA

                                  SCHEDULE 13D

CUSIP No. 422101105                                           Page 3 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LOUIS M. BACON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                             a.  [ ]
                                             b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  United States

                          7          Sole Voting Power
  Number of                             0
Common Shares
 Beneficially             8          Shared Voting Power
  Owned By                              6,616,665
    Each
  Reporting               9          Sole Dispositive Power
    Person                              0
    With
                          10         Shared Dispositive Power
                                        6,616,665

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  6,616,665

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Common Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)

                  33.45%

14       Type of Reporting Person (See Instructions)

                  IA

                                  SCHEDULE 13D

CUSIP No. 422101105                                           Page 4 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE CAPITAL ADVISORS, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                             a.  [ ]
                                             b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  Delaware

                          7          Sole Voting Power
  Number of                             0
Common Shares
 Beneficially             8          Shared Voting Power
  Owned By                              6,616,665
    Each
  Reporting               9          Sole Dispositive Power
    Person                              0
    With
                          10         Shared Dispositive Power
                                        6,616,665

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  6,616,665

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Common Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)

                  33.45%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 422101105                                           Page 5 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE ADVISORS, LTD.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                             a.  [ ]
                                             b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  Bahamas

                          7          Sole Voting Power
  Number of                             0
Common Shares
 Beneficially             8          Shared Voting Power
  Owned By                              6,616,665
    Each
  Reporting               9          Sole Dispositive Power
    Person                              0
    With
                          10         Shared Dispositive Power
                                        6,616,665

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  6,616,665

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Common Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)

                  33.45%

14       Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13D

CUSIP No. 422101105                                           Page 6 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE MACRO FUND, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                             a.  [ ]
                                             b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization
                  Bahamas

                          7          Sole Voting Power
  Number of                             0
Common Shares
 Beneficially             8          Shared Voting Power
  Owned By                              6,616,665
    Each
  Reporting               9          Sole Dispositive Power
    Person                              0
    With
                          10         Shared Dispositive Power
                                        6,616,665

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  6,616,665

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Common Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)

                  33.45%

14       Type of Reporting Person (See Instructions)

                  PN

                                                              Page 7 of 11 Pages


          This Amendment No. 2 to Schedule 13D relates to Common Stock, $.0001 Par Value (the "Common Shares"), of Headway Corporate Resources, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D, dated April 24, 1998 and Amendment No. 1 thereto, dated July 26, 2002 (together, the "Initial Statement"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of (1) Moore Capital Management, LLC., a New York limited liability company ("MCM"), (2) Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as (a) Chairman and Chief Executive Officer and director, (b) Chairman and Chief Executive Officer, director and majority interest holder in each of Moore Capital
Advisors, L.L.C., a Delaware limited liability company ("MCA") and Moore Advisors, Ltd. a Bahamian corporation ("Advisors"), (3) MCA, (4) Advisors, and
(5) Moore Macro Fund, L.P., a Bahamian limited partnership ("MMF"). MCM, Mr. Bacon, MCA, Advisors, and MMF are sometimes collectively referred to herein as the "Reporting Persons."

          MCM, a registered commodity trading advisor serves as discretionary investment manager to MMF and Moore Global Investments, Ltd., a Bahamian corporation ("MGI"). In such capacities, MCM may be deemed the beneficial owner of the Common Shares held for the accounts of MMF and MGI. The Managing Member of MCM is Kendall Investments, LLC ("KI"), a Delaware limited liability company. The majority interest holder in KI is Mr. Bacon. MCA is a registered commodity trading advisor and commodity pool operator. MCA serves as general partner and discretionary investment manager to Remington Investment Strategies, L.P. ("RIS"), a U.S. partnership. In such capacities, MCA may be deemed the beneficial owner of the Common Shares held for the account of RIS. MCA serves as the co-general partner of MMF along with Advisors. The limited partners of MMF are MGI and RIS.

          Effective April 14, 2003, all Shares and other securities of the Issuer held for the accounts of MGI and RIS were contributed to MMF in return for partnership interests of MMF.

          This Statement relates to securities of the Issuer held for the accounts of MMF.

          Set forth in Annex A hereto and incorporated herein by reference, is updated information concerning the identity and background of the officers and directors of MCM, MCA and Advisors.

Item 5.   Interest in Securities of the Issuer.

          According to the Issuer's Form 10-K filed with the Securities and Exchange Commission on April 18, 2003, as of March 31, 2003, there were 13,914,627 Shares outstanding.

          (a) Each of Mr. Bacon, MCM, MCA, Advisors and MMF may be deemed the beneficial owner of 6,616,665 Common Shares (approximately 33.45% of the total number of Common Shares outstanding assuming the conversion of all of the securities held for the accounts of MMF). This number consists of A) 750,000 Common Shares held for the account of MMF, and B) 5,866,665 Common Shares issuable upon the conversion of 250 Series G Preferred Stock held for the account of MMF.

          (b) Each of Mr. Bacon, MCM, MCA, Advisors and MMF may be deemed to have the shared power to vote and the shared power to direct the disposition of the A) 750,000 Common Shares

                                                              Page 8 of 11 Pages


held for the account of MMF and B) 5,866,665 Common Shares issuable upon the conversion of the 250 shares of Series G Preferred Stock held for the account of MMF.

          (c) There have been no transactions with respect to the Common Shares since February 22, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) The partners of MMF, including MCA, Advisors, MGI and RIS, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by MMF in accordance with their partnership interests in MMF.

          (e)  Not Applicable.

                                                              Page 9 of 11 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  April 23, 2003          LOUIS M. BACON


                               By:      /s/ Stephen R. Nelson
                                        ----------------------------------------
                               Name     Stephen R. Nelson
                               Title    Attorney-in-Fact


                               MOORE CAPITAL MANAGEMENT, LLC


                               By:      /s/ Stephen R. Nelson
                                        ----------------------------------------
                               Name     Stephen R. Nelson
                               Title    Vice President


                               MOORE CAPITAL ADVISORS, LLC


                               By:      /s/ Stephen R. Nelson
                                        ----------------------------------------
                               Name     Stephen R. Nelson
                               Title    Vice President


                               MOORE ADVISORS, LTD.


                               By:      /s/ Stephen R. Nelson
                                        ----------------------------------------
                               Name     Stephen R. Nelson
                               Title    Director


                               MOORE MACRO FUND, L.P.

                               By:      Moore Capital Management, LLC
                                        Its Investment Manager

                               By:      /s/ Stephen R. Nelson
                                        ----------------------------------------
                               Name     Stephen R. Nelson
                               Title    Vice President

                                                             Page 10 of 11 Pages


                                     ANNEX A

         Officers and Directors of Moore Capital Management, LLC ("MCM")

Name/Citizenship        Principal Occupation        Business Address
----------------        --------------------        ----------------
Louis M. Bacon          Chairman & Chief            1251 Avenue of the Americas
(United States)         Excutive Officer,           New York, New York 10020
                        Director

M. Elaine Crocker       President and               1251 Avenue of the Americas
(United States)         Director                    New York, New York 10020

Lawrence Noe            Vice President              1251 Avenue of the Americas
(United States)         (Director of Taxes)         New York, New York 10020

Michael Melnick         Director                    1251 Avenue of the Americas
(United States)                                     New York, New York 10020

Christopher Pia         Director                    1251 Avenue of the Americas
(United States)                                     New York, New York 10020

Zack H. Bacon           Director                    1251 Avenue of the Americas
(United States)                                     New York, New York 10020

Richard Axilrod         Director                    1251 Avenue of the Americas
(United States)                                     New York, New York 10020

Kevin F. Shannon        Chief Financial             1251 Avenue of the Americas
(United States)         Officer and                 New York, New York 10020
                        Director

Stephen R. Nelson       Vice President &            1251 Avenue of the Americas
(United States)         Secretary (General          New York, New York 10020
                        Counsel) & Director

          Officers and Directors of Moore Capital Advisors, LLC ("MCA")

Name/Citizenship        Principal Occupation        Business Address
----------------        --------------------        ----------------
Louis M. Bacon          Chairman & Chief            1251 Avenue of the Americas
(United States)         Excutive Officer,           New York, New York 10020
                        Director

M. Elaine Crocker       President and               1251 Avenue of the Americas
(United States)         Director                    New York, New York 10020

Lawrence Noe            Vice President              1251 Avenue of the Americas
(United States)         (Director of Taxes)         New York, New York 10020

Michael Melnick         Director                    1251 Avenue of the Americas
(United States)                                     New York, New York 10020

Christopher Pia         Director                    1251 Avenue of the Americas
(United States)                                     New York, New York 10020

                                                             Page 11 of 11 Pages


Zack H. Bacon           Director                    1251 Avenue of the Americas
(United States)                                     New York, New York 10020

Richard Axilrod         Director                    1251 Avenue of the Americas
(United States)                                     New York, New York 10020

Kevin F. Shannon        Chief Financial             1251 Avenue of the Americas
(United States)         Officer and                 New York, New York 10020
                        Director

Stephen R. Nelson       Vice President &            1251 Avenue of the Americas
(United States)         Secretary (General          New York, New York 10020
                        Counsel) & Director

           Officers and Directors of Moore Advisors, Ltd. ("Advisors")


Name/Citizenship        Principal Occupation        Business Address
----------------        --------------------        ----------------
Louis M. Bacon          Chairman & Chief            1251 Avenue of the Americas
(United States)         Excutive Officer,           New York, New York 10020
                        Director

M. Elaine Crocker       President and               1251 Avenue of the Americas
(United States)         Director                    New York, New York 10020

Lawrence Noe            Vice President              1251 Avenue of the Americas
(United States)         (Director of Taxes)         New York, New York 10020

Michael Melnick         Director                    1251 Avenue of the Americas
(United States)                                     New York, New York 10020

Christopher Pia         Director                    1251 Avenue of the Americas
(United States)                                     New York, New York 10020

Zack H. Bacon           Director                    1251 Avenue of the Americas
(United States)                                     New York, New York 10020

Richard Axilrod         Director                    1251 Avenue of the Americas
(United States)                                     New York, New York 10020

Kevin F. Shannon        Chief Financial             1251 Avenue of the Americas
(United States)         Officer and                 New York, New York 10020
                        Director

Stephen R. Nelson       Vice President &            1251 Avenue of the Americas
(United States)         Secretary (General          New York, New York 10020
                        Counsel) & Director


     To the best of the Reporting Persons' knowledge:

     (a)      None of the above persons hold any Shares.

     (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.